EXHIBIT 99.1

Brookfield Corporation Reports Record 2024 Results

Distributable Earnings Before Realizations Increased 15% to a Record $4.9 billion or $3.07 Per Share

Quarterly Dividend Raised by 13%

BROOKFIELD, NEWS, Feb. 13, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced record financial results for the year ended December 31, 2024.

Nick Goodman, President of Brookfield Corporation, said, “We delivered record financial results in 2024, with strong contributions from each of our businesses. Our asset management business had inflows of over $135 billion, our wealth solutions business is now firmly established as a top-tier annuity writer in the U.S., and our operating businesses continue to generate high-quality and stable cash flows.”

He continued, “We expect the positive momentum in each of our businesses to continue this year. Our access to scale capital remains very strong and with transaction activity expected to pick up throughout 2025, we are well positioned to continue to generate strong growth in our cash flows and intrinsic value.”

Operating Results

Distributable earnings (“DE”) before realizations increased by 24% and 15% on a per share basis compared to the prior year periods.

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2024	2023	2024	2023
Net income of consolidated business[1]	$101	$3,134	$1,853	$5,105
Net income attributable to Brookfield shareholders[2]	432	699	641	1,130

Distributable earnings before realizations[2,3]	1,498	1,209	4,871	4,223
– Per Brookfield share[2,3]	0.94	0.76	3.07	2.66

Distributable earnings[2,3]	1,606	1,312	6,274	4,806
– Per Brookfield share[2,3]	1.01	0.83	3.96	3.03

See endnotes on page 8.

Total consolidated net income was $101 million in the quarter and $1.9 billion for the year. Distributable earnings before realizations were a record $1.5 billion ($0.94/share) for the quarter and $4.9 billion ($3.07/share) for the year.

Our asset management business generated a 17% increase in fee-related earnings compared to the prior year quarter, benefiting from strong fundraising momentum and the scaling of its credit platform through strategic partnerships.

Wealth solutions earnings nearly doubled compared to the prior year, on the back of the acquisition of American Equity Life (“AEL”), organic growth and the attractive returns on our investment portfolio.

Our operating businesses continue to deliver stable and growing cash flows, underpinned by the strong earnings of our renewable power and transition, infrastructure and private equity businesses and 4% growth in same-store net operating income (“NOI”) from our core real estate portfolio.

During the quarter and for the year, earnings from realizations were $108 million and $1.4 billion, with total DE for the quarter and for the year of $1.6 billion ($1.01/share) and $6.3 billion ($3.96/share), respectively.

Regular Dividend Declaration

The Board declared a 13% increase in the quarterly dividend for Brookfield Corporation to $0.09 per share (representing $0.36 per annum), payable on March 31, 2025 to shareholders of record as at the close of business on March 14, 2025. The Board also declared the regular monthly and quarterly dividends on our preferred shares.

Operating Highlights

Distributable earnings before realizations were a record $1.5 billion ($0.94/share) for the quarter and $4.9 billion ($3.07/share) for the year, representing an increase of 24% and 15% on a per share basis over the prior year periods, respectively. Total distributable earnings were $1.6 billion ($1.01/share) for the quarter and $6.3 billion ($3.96/share) for the year.

Asset Management:

  DE was $694 million ($0.44/share) in the quarter and $2.6 billion ($1.67/share) for the year.
  Fee-related earnings grew by 17% compared to the prior year quarter, driven by an 18% increase in fee-bearing capital over the prior year to $539 billion as at December 31, 2024. Total inflows were over $135 billion in 2024.
  Our latest round of flagship funds have raised approximately $40 billion across our second global transition fund strategy, our fifth opportunistic real estate fund strategy, and our flagship opportunistic credit fund strategy. Heading into 2025, we expect to hold final closes for our latest flagship funds and continue to actively deploy capital, which should contribute to strong earnings growth.

Wealth Solutions:

  Distributable operating earnings were $421 million ($0.26/share) in the quarter and $1.4 billion ($0.85/share) for the year.
  Insurance assets increased to over $120 billion, as we originated approximately $19 billion of retail and institutional annuity sales in 2024. We continue to diversify the business by growing our pension risk transfer capabilities and expanding into new markets. An example of this is the completion of our first reinsurance transaction in the U.K., at $1.3 billion which closed in the fourth quarter.
  The average investment portfolio yield was 5.4%, 1.8% higher than the average cost of capital. As we continue to rotate the investment portfolio, annualized earnings for the business are well positioned to grow from approximately $1.6 billion today to $2 billion in the near term.
  We are raising close to $2 billion of retail capital per month via our combined wealth solutions platforms.

Operating Businesses:

  DE was $562 million ($0.35/share) in the quarter and $1.6 billion ($1.03/share) for the year.
  Operating Funds from Operations in our renewable power, transition and infrastructure businesses increased by 10% over the prior year. Our private equity business continues to contribute resilient, high-quality cash flows. Our core real estate portfolio continues to grow its same-store NOI, delivering a 4% increase over the prior year quarter.
  In our real estate business, we signed close to 27 million square feet of office and retail leases during the year. Rents on the newly signed leases were approximately 35% higher compared to those leases expiring in the fourth quarter. Also during the fourth quarter, our DE benefited from monetizing a land parcel within our North American residential operations.
  As real estate markets continue to recover in the coming years, we expect earnings and valuations of the business to strengthen.

Earnings from the monetization of mature assets were $108 million ($0.07/share) for the quarter and $1.4 billion ($0.89/share) for the year.

  During the year, we closed nearly $40 billion of asset sales at strong returns, which include a portfolio of U.S. manufactured housing assets and several renewable power and infrastructure assets globally. With the pick-up in transaction activity, we expect this momentum to accelerate into 2025.
  Total accumulated unrealized carried interest was $11.5 billion at year end, representing an increase of 13% over the prior year, net of carried interest realized into income. We recognized approximately $400 million of net realized carried interest into income in 2024, and we expect to realize significant carried interest as we actively monetize assets in the coming years.

We ended the quarter with a record $160 billion of capital available to deploy into new investments.

  We have record deployable capital of approximately $160 billion, which includes $68 billion of cash, financial assets and undrawn credit lines at the Corporation, our affiliates and our wealth solutions business.
  Our balance sheet is robust and remains conservatively capitalized. Our corporate debt at the Corporation has a weighted-average term of 14 years and today we have no maturities through to the end of 2025.
  Over the year, we returned $1.5 billion to shareholders through regular dividends and share repurchases, with total share buybacks of approximately $1 billion. In 2025 so far, we have repurchased over $200 million of shares.
  We had an active year in the capital markets. We executed approximately $135 billion of financings, including issuing $700 million of 30-year subordinated notes and a $1 billion, 7-year non-recourse loan to a large institutional partner of ours, the proceeds of which will mainly be directed towards share repurchases.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		December 31		December 31
		2024		2023
Assets
Cash and cash equivalents		$15,051		$11,222
Other financial assets		25,887		28,324
Accounts receivable and other		40,509		31,001
Inventory		8,458		11,412
Equity accounted investments		68,310		59,124
Investment properties		103,665		124,152
Property, plant and equipment		153,019		147,617
Intangible assets		36,072		38,994
Goodwill		35,730		34,911
Deferred income tax assets		3,723		3,338
Total Assets		$490,424		$490,095

Liabilities and Equity
Corporate borrowings		$14,232		$12,160
Accounts payable and other		60,223		59,011
Non-recourse borrowings		220,560		221,550
Subsidiary equity obligations		4,759		4,145
Deferred income tax liabilities		25,267		24,987

Equity
Non-controlling interests in net assets	$119,406		$122,465
Preferred equity	4,103		4,103
Common equity	41,874	165,383	41,674	168,242
Total Equity		165,383		168,242
Total Liabilities and Equity		$490,424		$490,095

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2024	2023	2024	2023
Revenues	$19,426	$24,518	$86,006	$95,924
Direct costs[1]	(11,977)	(18,168)	(58,199)	(72,334)
Other income and gains	52	4,256	1,247	6,501
Equity accounted income	1,034	429	2,729	2,068
Interest expense
– Corporate borrowings	(183)	(142)	(727)	(596)
– Non-recourse borrowings
Same-store	(3,474)	(3,903)	(14,889)	(14,907)
Acquisitions, net of dispositions[2]	(136)	—	(319)	—
Upfinancings[2]	(186)	—	(680)	—
Corporate costs	(20)	(16)	(76)	(69)
Fair value changes	(1,759)	(1,326)	(2,520)	(1,396)
Depreciation and amortization	(2,417)	(2,427)	(9,737)	(9,075)
Income tax	(259)	(87)	(982)	(1,011)
Net income	101	3,134	1,853	5,105
Loss (income) attributable to non-controlling interests	331	(2,435)	(1,212)	(3,975)
Net income attributable to Brookfield shareholders	$432	$699	$641	$1,130

Net income per share
Diluted	$0.25	$0.42	$0.31	$0.61
Basic	0.26	0.43	0.31	0.62

1. Direct costs disclosed above exclude depreciation and amortization expense.
2. Interest expense from acquisitions, net of dispositions, and upfinancings completed for the year ended December 31, 2024.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2024	2023	2024	2023
Asset management	$694	$649	$2,645	$2,554

Wealth solutions	421	253	1,350	740

BEP	107	102	428	417
BIP	84	79	336	319
BBU	8	9	35	36
BPG	351	218	855	733
Other	12	(8)	(28)	(43)
Operating businesses	562	400	1,626	1,462

Corporate costs and other	(179)	(93)	(750)	(533)
Distributable earnings before realizations[1]	1,498	1,209	4,871	4,223
Realized carried interest, net	108	100	403	570
Disposition gains from principal investments	—	3	1,000	13
Distributable earnings[1]	$1,606	$1,312	$6,274	$4,806

1. Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2024	2023	2024	2023
Net income	$101	$3,134	$1,853	$5,105
Financial statement components not included in DE:
Equity accounted fair value changes and other items	448	1,097	2,679	2,902
Fair value changes and other	1,685	1,549	2,652	1,952
Depreciation and amortization	2,417	2,427	9,737	9,075
Disposition gains in net income	(659)	(4,424)	(1,234)	(6,080)
Deferred income taxes	82	(416)	(341)	(897)
Non-controlling interests in the above items[1]	(2,560)	(2,064)	(10,570)	(7,941)
Less: realized carried interest, net	(108)	(100)	(403)	(570)
Working capital, net	92	6	498	677
Distributable earnings before realizations[2]	1,498	1,209	4,871	4,223
Realized carried interest, net[3]	108	100	403	570
Disposition gains from principal investments	—	3	1,000	13
Distributable earnings[2]	$1,606	$1,312	$6,274	$4,806

1. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting DE attributable to non-controlling interests, we are able to remove the portion of DE earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
2. Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.
3. Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

EARNINGS PER SHARE

Unaudited For the periods ended December 31 (millions, except per share amounts)	Three Months Ended		Years Ended
	2024	2023	2024	2023
Net income	$101	$3,134	$1,853	$5,105
Non-controlling interests	331	(2,435)	(1,212)	(3,975)
Net income attributable to shareholders	432	699	641	1,130
Preferred share dividends[1]	(41)	(43)	(168)	(166)
Net income available to common shareholders	391	656	473	964
Dilutive impact of exchangeable shares of affiliate	3	3	12	5
Net income available to common shareholders including dilutive impact of exchangeable shares	$394	$659	$485	$969

Weighted average shares	1,508.3	1,540.1	1,511.5	1,558.5
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2] and exchangeable shares of affiliate	81.1	40.8	73.1	29.7
Shares and share equivalents	1,589.4	1,580.9	1,584.6	1,588.2

Diluted earnings per share[3]	$0.25	$0.42	$0.31	$0.61

1. Excludes dividends paid on perpetual subordinated notes of $2 million (2023 – $2 million) and $10 million (2023 – $10 million) for the three months and year ended December 31, 2024, which are recognized within net income.
2. Includes management share option plan and escrowed stock plan.
3. Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months and year ended December 31, 2024, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the periods ended December 31, 2024, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2024 Fourth Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. ET, please pre-register at https://register.vevent.com/register/BIf7f2f2b5bdd84f708b0fc3cd0fd714dd. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/5vbgiehc. For those unable to participate in the Conference Call, the telephone replay will be archived and available until February 13, 2026. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/5vbgiehc.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Angela Yulo Tel: (416) 943-7955 Email: angela.yulo@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings from our asset management business, distributable operating earnings from our wealth solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from Principal Investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We use DE to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find these measures of value to them.

We make reference to Operating Funds from Operations (“Operating FFO”). We define Operating FFO as the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis.

We make reference to Net Operating Income (“NOI”), which refers to the revenues from our operations less direct expenses before the impact of depreciation and amortization within our real estate business. We present this measure as we believe it is a key indicator of our ability to impact the operating performance of our properties. As NOI excludes non-recurring items and depreciation and amortization of real estate assets, it provides a performance measure that, when compared to prior periods, reflects the impact of operations from trends in occupancy rates and rental rates.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

End Notes

1. Consolidated basis – includes amounts attributable to non-controlling interests.
2. Excludes amounts attributable to non-controlling interests.
3. See Reconciliation of Net Income to Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 8.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward- looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “goal,” “intend,” “plan,” “seek,” “strive,” “will,” “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of current market or economic conditions on our business, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our fundraising targets, and our target growth objectives.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release or such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward- looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.

When we speak about our wealth solutions business or Brookfield Wealth Solutions, we are referring to Brookfield’s investments in this business that supported the acquisitions of its underlying operating subsidiaries.